

19007626

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 19988

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/18**_____ AND ENDING **12/31/18**_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Associates Securities L.P. (filed as confidential information pursuant to Rule 17a-5)

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

111 South Wacker Drive, Suite 4600
                                (No. and Street)

Chicago   **IL**   **60606**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Zack D. Weber, Chief Financial Officer and Treasurer of Harris Associates Inc., General Partner (312) 646-3218
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                    (Name – if individual, state last, first, middle name)

One North Wacker Drive, 9th Floor **Chicago**   **IL**   **60606**
   (Address)   (City)   (State)   (Zip Code)

SEC Mail Processing

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 01 2019

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Zack D. Weber _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Harris Associates Securities L.P. (filed as confidential information pursuant to Rule 17a-5) _____, as
of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No exceptions

_____
Signature

CFO and Treasurer of Harris Associates Inc. General Partner
_____
Title

Cook County, 2/27/19

_____
Notary Public

SARAH E. GRIMM
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 07, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harris Associates Securities L.P.
Index
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Harris Associates Securities L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harris Associates Securities L.P. (the "Company") as of December 31, 2018, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 2 to the financial statements, the Company has entered into significant transactions with Harris Associates L.P., its limited partner, a related party.

Supplemental Information

The accompanying computation of net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital pursuant to

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



Rule 15c3-1 under the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2019

We have served as the Company's auditor since at least 1999. We have not been able to determine the specific year we began serving as auditor of the Company.

Harris Associates Securities L.P.
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	1,018,518
Prepaid expenses		36,583
Total assets	$	1,055,101

Liabilities and Partners' Capital

Liabilities

Payable to limited partner	$	393,334
Other expenses payable		61,173
Total liabilities		454,507
Partners' capital		600,594
Total liabilities and partners' capital	$	1,055,101

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Operations
December 31, 2018

Revenue	$	-
Expenses		
Administrative fees to limited partner		3,149,492
Other expenses		150,575
Total expenses		3,300,067
Net loss	$	(3,300,067)

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Changes in Partners' Capital
December 31, 2018

	General Partner	Limited Partner	Total
Capital, December 31, 2017	$ 11,008	$ 1,089,653	$ 1,100,661
Capital contributions	28,000	2,772,000	2,800,000
Net loss	(33,000)	(3,267,067)	(3,300,067)
Capital, December 31, 2018	$ 6,008	$ 594,586	$ 600,594

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Cash Flows
December 31, 2018

Cash flows from operating activities	
Net loss	$ (3,300,067)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses	961
Increase in payable to limited partner	40,078
Increase in other expenses payable	13,270
Net cash used in operating activities	(3,245,758)
Cash flows from financing activities	
Capital contributions	2,800,000
Net cash provided by financing activities	2,800,000
Net decrease in cash	(445,758)
Cash	
Beginning of year	1,464,276
End of year	$ 1,018,518

The accompanying notes are an integral part of these financial statements.

1.   **Nature of Operations and Summary of Significant Accounting Policies**

Harris Associates Securities L.P. ("HASLP"), a Delaware limited partnership, is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The general (1%) and limited (99%) partners of HASLP are Harris Associates, Inc. ("HAI") and Harris Associates L.P. ("HALP"), respectively, which are both wholly owned subsidiaries of Natixis Investment Managers, L.P. The net income or loss of HASLP is allocated to the partners in proportion to their ownership interests.

HASLP is a limited purpose broker-dealer whose sole business is acting as a distributor of The Oakmark Funds, a series of registered investment companies managed by HALP. The Oakmark Funds do not charge loads or 12b-1 fees to shareholders. HASLP does not earn any revenues or commissions through distribution of these mutual funds.

These financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The following is a summary of significant accounting policies followed in the preparation of HASLP's financial statements.

Income Taxes
HASLP is a partnership for federal income tax purposes. It is not subject to federal or state taxes on its income. The partners will be required to report on their income tax return their proportionate share of the items of loss and deductions from HASLP, the partnership.

HASLP follows the authoritative guidance on accounting for and disclosure of uncertainty in tax positions which requires HAI to determine whether a tax position of HASLP is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. HAI has evaluated tax positions for the years 2016 through 2018 and has determined that there was no effect on the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2.   **Related Parties**

HASLP has significant transactions with HALP. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

HASLP has entered into an agreement with HALP whereby HALP provides substantially all administrative services, including personnel and occupancy, and charges HASLP a monthly administrative fee of the total amount incurred by HALP on behalf of HASLP for these expenses. These expenses are included in Administrative fees to limited partner on the Statement of Operations. The payable to the Limited Partner consists of accrued administrative fees to be paid to the Limited Partner.

Because HASLP has no revenue it experiences net losses and negative cash flows from operating activities, which raises substantial doubt about HASLP's ability to continue as a going concern.

Accordingly, HAI's board of directors has resolved to make quarterly contributions in the aggregate amount of $3,250,000 to be paid to HASLP during 2019 to support its operating and regulatory capital requirements. HAI and HALP have contributed the first installment in January 2019 in accordance with the board's resolution.

3. **Partners' Capital**

HASLP had contributions from the General Partner and Limited Partner amounting to $2,800,000 during 2018.

4. **Net Capital Requirements**

HASLP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At December 31, 2018, HASLP had net capital of $469,011 and a minimum net capital requirement of $30,300. The ratio of aggregate indebtedness to net capital was .97 to 1.

5. **Exemption from SEC Rule 15c3-3**

HASLP claims exemption from the provisions of SEC Rule 15c3-3 because its transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities. HASLP's activities are limited to those set forth in the conditions for exemption in accordance with Paragraph (k)(1)(i-iv) of that rule.

6. **Commitment and Contingencies**

In the normal course of business, HASLP enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. HASLP's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against HASLP, based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

7. **Subsequent Events**

HASLP has evaluated the events and transactions that have occurred through February 27, 2019, the date the financial statements were available to be issued, and noted no material items requiring adjustment of the financial statements. HASLP had contributions from HAI and HALP amounting to $700,000 during January 2019.

SUPPLEMENTAL SCHEDULE

Harris Associates Securities L.P.
Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2018   **Schedule I**

Net capital

Partners' capital qualified for net capital		$ 600,594
Deductions and/or charges		
Broker's blanket bond excess deductible		95,000
Non-allowable assets		36,583
Net capital		$ 469,011
Total aggregate indebtedness		$ 454,507

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	(A) $	30,300
Minimum dollar net capital requirement	(B) $	5,000
Net capital requirement (greater of (A) or (B))	$	30,300
Excess net capital (net capital, less net capital requirement)	$	438,711
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)	$	423,560
Ratio: Aggregate indebtedness to net capital		.97 to 1

The above information is in agreement in all material respects with the December 31, 2018 unaudited
FOCUS Report, Part IIA, filed by HASLP on January 25, 2019.



Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors of Harris Associates Securities L.P.

We have reviewed Harris Associates Securities L.P.'s (the "Company") assertions, included in the accompanying Harris Associates Securities L.P.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2019

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Harris Associates Securities L.P. Exemption Report

Harris Associates Securities L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1);

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Harris Associates Securities L.P.

I, Zack D. Weber, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

February 27, 2019